UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 000-23858
                                                                 ---------------

                                 E.mergent, Inc.
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             (Exact name of registrant as specified in its charter)

        6110 Golden Hills Dr., Minneapolis, MN 55416-1020 (763) 542-0061
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $0.01 Per Share
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            (Title of each class of securities covered by this Form)

                                       N/A
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    /X/       Rule 12h-3(b)(1)(i)    /X/
         Rule 12g-4(a)(1)(ii)   / /       Rule 12h-3(b)(1)(ii)   / /
         Rule 12g-4(a)(2)(i)    / /       Rule 12h-3(b)(2)(i)    / /
         Rule 12g-4(a)(2)(ii)   / /       Rule 12h-3(b)(2)(ii)   / /
                                          Rule 15d-6
Approximate number of holders of record as of the certificate or notice date: 1
                                                                             ---

Effective as of May 31, 2002, the Registrant was acquired by ClearOne Communications, Inc., a Delaware corporation ("ClearOne"), by way of a merger (the "Merger") in which the Registrant merged with and into Tundra Acquisition Corporation, a Delaware corporation formed solely to effect the Merger and wholly owned subsidiary of ClearOne and the Registrant ceased to exist. In connection with the Merger, all outstanding shares of the Registrant's common stock were exchanged for cash and shares of ClearOne common stock and ClearOne assumed all of the Registrant's stock options outstanding at the effective date of the Merger.


Pursuant to the requirements of the Securities Exchange Act of 1934, E.mergent, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  May 31, 2002                    By: /s/ James W. Hansen
       ----------------                    James W. Hansen
                                           President and Chief Executive Officer



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